Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2016 Financial Results

MOSCOW, Russia and AMSTERDAM, the Netherlands, Feb. 16, 2017 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2016.

Q4 2016 Financial Highlights(1)(2)

•	Revenues of RUB 22.1 billion ($364.7 million), up 22% compared with Q4 2015
•	Net income of RUB 1.2 billion ($20.0 million), down 57% compared with Q4 2015; net income margin of 5.5%
•	Adjusted net income of RUB 3.2 billion ($53.6 million), down 11% compared with Q4 2015; adjusted net income margin of 14.7%
•	Adjusted EBITDA of RUB 6.7 billion ($110.5 million), up 2% compared with Q4 2015; adjusted EBITDA margin of 30.3%
•	Cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 63.0 billion ($1,039.1 million) as of December 31, 2016

FY 2016 Financial Highlights(1)(2)

•	Revenues of RUB 75.9 billion ($1,251.7 million), up 27% compared with FY 2015
•	Net income of RUB 6.8 billion ($111.8 million), down 30% compared with FY 2015; net income margin of 8.9%
•	Adjusted net income of RUB 14.1 billion ($232.7 million), up 16% compared with FY 2015; adjusted net income margin of 18.6%
•	Adjusted EBITDA of RUB 26.1 billion ($430.6 million), up 25% compared with FY 2015; adjusted EBITDA margin of 34.4%

Q4 2016 Operational Highlights

•	Share of Russian search market, including mobile, averaged 55.4% in Q4 2016 compared to 55.9% in Q3 2016 (according to LiveInternet)
•	Search queries in Russia grew 3% compared with Q4 2015
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 12% compared with Q4 2015
•	Average cost per click grew 8% compared with Q4 2015
•	Yandex.Taxi number of rides grew 401% compared with Q4 2015

“Yandex delivered 27% revenue growth in 2016, driven by improving macro conditions and continued innovation across the technology stack,” said Arkady Volozh, Chief Executive Officer of Yandex. “Our deep experience with AI and machine learning is enabling us to make significant advancements in advertising technologies and continually enhance user experience.”

“We were pleased with the strong growth in Q4, especially given tough comparisons with last year,” said Alexander Shulgin, Chief Operating Officer of Yandex. “Yandex.Taxi was a real highlight, growing ride volumes in December 2016 by 452% year-over-year thanks to investments made in geographic expansion and technological infrastructure.  Based on the potential we see in Taxi, E-commerce and Classifieds, we will continue to invest for growth in 2017.”

The following table provides a summary of our key consolidated financial results for the three months and twelve months ended December 31, 2015 and 2016:

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Revenues	18,094	22,119	22%	59,792	75,925	27%
Ex-TAC revenues[2]	14,374	17,845	24%	47,051	60,975	30%

Income from operations	2,728	3,337	22%	9,593	12,847	34%
Adjusted EBITDA[2]	6,560	6,701	2%	20,969	26,121	25%
Net income	2,851	1,213	-57%	9,679	6,783	-30%
Adjusted net income[2]	3,632	3,249	-11%	12,179	14,116	16%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 60.6569 to $1.00, the official exchange rate quoted as of December 31, 2016 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Online advertising revenues:
Yandex websites	12,883	15,487	20%	43,099	52,888	23%
Advertising network	4,635	5,518	19%	15,111	19,691	30%
Total online advertising revenues	17,518	21,005	20%	58,210	72,579	25%
Other	576	1,114	93%	1,582	3,346	112%
Total revenues	18,094	22,119	22%	59,792	75,925	27%

Online advertising revenues grew 20% in Q4 2016 compared with Q4 2015 and continued to determine overall top-line performance, contributing 95% of total revenues. Online advertising revenues include revenues derived from text-based and display advertising on Yandex websites and in our ad network.

Online advertising revenues from Yandex websites increased 20% in Q4 2016 compared with Q4 2015 and accounted for 70% of total revenues.

Online advertising revenues from our ad network increased 19% in Q4 2016 compared with Q4 2015 and contributed 25% of total revenues, 70 basis points lower than in Q4 2015.

Other revenues grew 93% in Q4 2016 compared with Q4 2015, and were mainly driven by growth in Yandex.Taxi revenues.

Segment revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Revenues:
Search and Portal	16,673	20,095	21%	55,905	69,256	24%
E-commerce	1,172	1,406	20%	3,400	4,718	39%
Taxi	395	753	91%	984	2,313	135%
Classifieds	261	398	52%	894	1,304	46%
Experiments	142	282	99%	441	830	88%
Eliminations	(549)	(815)	48%	(1,832)	(2,496)	36%
Total revenues	18,094	22,119	22%	59,792	75,925	27%

Search and Portal segment includes all our services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those described below;

E-commerce segment includes our Yandex.Market service;

Taxi segment includes our Yandex.Taxi service;

Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel;

Experiments segment includes Media Services (including KinoPoisk, Yandex.Music, Yandex.Radio, Yandex.Tickets, Yandex.Afisha and Yandex.TV program), Yandex Data Factory, Discovery services (including Yandex Zen and Yandex Launcher international revenues) and Search and Portal in Turkey.

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), depreciation and amortization expenses (D&A) and goodwill impairment. Apart from D&A and goodwill impairment, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q4 2016 Yandex' headcount increased by 362 full-time employees. The total number of full-time employees was 6,271 as of December 31, 2016, an increase of 6% from September 30, 2016, and up 15% from December 31, 2015.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
TAC:
Related to the Yandex ad network	2,669	3,101	16%	8,981	11,015	23%
Related to distribution partners	1,051	1,173	12%	3,760	3,935	5%
Total TAC	3,720	4,274	15%	12,741	14,950	17%
Total TAC as a % of total revenues	20.6%	19.3%		21.3%	19.7%
Other cost of revenues	1,077	1,362	26%	4,069	4,804	18%
Other cost of revenues as a % of revenues	6.0%	6.2%		6.8%	6.3%
Total cost of revenues	4,797	5,636	17%	16,810	19,754	18%
Total cost of revenues as a % of revenues	26.5%	25.5%		28.1%	26.0%

TAC grew 15% in Q4 2016 compared with Q4 2015 and represented 19.3% of total revenues, 130 basis points lower than in Q4 2015 and flat compared with Q3 2016. The slowdown in the growth of partner TAC continued due to changes in partner revenue mix.

Other cost of revenues in Q4 2016 increased 26% compared with Q4 2015.

Product development

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Product development	3,606	4,303	19%	13,421	15,832	18%
As a % of revenues	19.9%	19.4%		22.5%	20.8%

Growth in product development expenses in Q4 2016 primarily reflects salary increases in early 2016 and new hires.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Sales, general and administrative	4,112	6,435	56%	11,601	17,885	54%

As a % of revenues	22.7%	29.1%	19.4%	23.6%

SG&A expenses grew faster than revenue, increasing by 56% in Q4 2016 compared to Q4 2015 as we continued to invest in advertising and marketing to support our business units, including Taxi, E-commerce and Classifieds, as well as our core products, including search and Yandex Browser.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
SBC expense included in cost of revenues	43	48	12%	168	193	15%
SBC expense included in product development	629	566	-10%	1,860	2,238	20%
SBC expense included in SG&A	221	251	14%	690	991	44%
Total SBC expense	893	865	-3%	2,718	3,422	26%
As a % of revenues	4.9%	3.9%		4.5%	4.5%

Total SBC expense decreased 3% in Q4 2016 compared with Q4 2015. The decrease reflects the appreciation of Russian ruble, since equity-based grants are denominated in USD.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Depreciation and amortization	2,275	2,408	6%	7,791	9,607	23%
As a % of revenues	12.6%	10.9%		13.0%	12.7%

D&A expense increased 6% in Q4 2016 compared with Q4 2015, primarily reflecting investments in servers and data centers made in 2015 and 2016, and was partially offset by the currency translation effect related to D&A expense on our data center in Finland which is denominated in Euro.

Goodwill impairment

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Goodwill impairment	576	-	n/m	576	-	n/m
As a % of revenues	3.2%	n/m		1.0%	n/m

The goodwill impairment recorded in Q4 2015 of RUB 576 million related to the KinoPoisk acquisition and was a result of the Company’s annual goodwill impairment test reflecting more conservative projected free cash flows from this business.

Income from operations

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Income from operations	2,728	3,337	22%	9,593	12,847	34%

Income from operations increased 22% in Q4 2016 compared with Q4 2015.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Adjusted EBITDA	6,560	6,701	2%	20,969	26,121	25%

Adjusted EBITDA increased 2% in Q4 2016 compared with Q4 2015. The growth was impacted by our investments in advertising and marketing, primarily related to Yandex.Taxi, as well as salary increases and new hiring.

Adjusted EBITDA by segments

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Adjusted EBITDA:
Search and Portal	7,128	8,123	14%	21,651	28,445	31%
E-commerce	486	329	-32%	1,726	1,420	-18%
Taxi	(19)	(1,300)	n/m	162	(2,086)	n/m
Classifieds	(14)	(97)	n/m	146	(54)	-137%
Experiments	(1,021)	(354)	-65%	(2,716)	(1,604)	-41%
Total adjusted EBITDA	6,560	6,701	2%	20,969	26,121	25%

Interest income, net in Q4 2016 was RUB 344 million, down from RUB 489 million in Q4 2015.

Foreign exchange loss in Q4 2016 was RUB 1,163 million, compared with a foreign exchange gain of RUB 1,109 million in Q4 2015. This loss reflects the appreciation of the Russian ruble during Q4 2016 from RUB 63.1581 to $1.00 on September 30, 2016, to RUB 60.6569 to $1.00 on December 31, 2016. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within Other income/(loss), net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q4 2016.

Income tax expense for Q4 2016 was RUB 1,314 million, down from RUB 1,503 million in Q4 2015. Our effective tax rate of 52.0% in Q4 2016 was higher than in Q4 2015, primarily due to the effects of certain provisions recognized in Q4 2016 related to the results of prior years’ tax audits. Adjusted for these effects and SBC expense, our effective tax rate for Q4 2016 was 22.2%, and our effective tax rate for full-year 2016 was 23.4%, compared with 22.7% for full year 2015 as adjusted for SBC expense and one-off effects in that year.

Net income was RUB 1.2 billion ($20.0 million) in Q4 2016, down 57% compared with Q4 2015, mainly due to foreign exchange loss and an increase in SG&A, which grew faster than total revenue.

Adjusted net income in Q4 2016 was RUB 3.2 billion ($53.6 million), a 11% decrease from Q4 2015.

Adjusted net income margin was 14.7% in Q4 2016, compared with 20.1% in Q4 2015.

As of December 31, 2016, Yandex had cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 63.0 billion ($1,039.1 million).

Net cash flow provided by operating activities for Q4 2016 was RUB 5.3 billion ($87.9 million) and capital expenditures were RUB 2.9 billion ($48.2 million), respectively.

During Q4 2016, we repurchased $59.7 million in principal of our 1.125% convertible senior notes due 2018 for approximately $57.4 million.

Redeemable noncontrolling interests presented in our consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Yandex.Taxi, Classifieds and E-commerce segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of December 31, 2016 was 322,616,941 including 277,579,206 Class A shares, 45,037,734 Class B shares, and one Priority share and excluding 7,439,813 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.2 million shares, at a weighted average exercise price of $5.29 per share, substantially all of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $30.21, substantially all of which were fully vested; and restricted share units (RSUs) covering 9.1 million shares, of which RSUs to acquire 2.2 million shares were fully vested. Equity awards in respect of business unit subsidiares are described under Redeemable noncontrolling interests above.

Please note, that historical information on revenues and adjusted EBITDA of our segments is provided in the supplementary slides accompanying our Q4 2016 earnings release, including quarterly data for the eight quarters from Q1 2015 through Q4 2016 and annual data for the four years from 2013 through 2016.

Financial outlook

We expect our consolidated revenue to grow in the range of 16% to 19% in the full year 2017 compared with 2016.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 16, 2017 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 1254

UK/International: +44 20 3427 1906

Russia: 8 800 500 9312

Passcode: 1934764#

A replay of the call will be available until February 23, 2017. To access the replay, please dial:

US: +1 866 932 5017

UK/International: +44 20 3427 0598

Russia: 810 800 2870 1012

Passcode: 1934764#

A live and archived webcast of this conference call will be available at

http://edge.media-server.com/m/p/i2nno8oz

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2017. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 16, 2017, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) goodwill impairment related to KinoPoisk and (5) provision for income taxes, less (A) interest income, net and (B) other income/(loss), net

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) goodwill impairment related to KinoPoisk and (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax;  less (A) foreign exchange gains (plus foreign exchange losses) adjusted for the increase (reduction) in income tax attributable to the foreign exchange gains (losses) and (B) gain from repurchases of our convertible notes adjusted for the related increase in income tax

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income also excludes a gain from the repurchase of $59.7 million in principal of our 1.125% convertible senior notes due 2018 for approximately $57.4 million that we recorded in Q4 2016. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	December 31,	December 31,
	2015*	2016	2016
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	24,238	28,232	465.4
Term deposits	15,150	31,769	523.7
Investments in debt securities	2,915	3,033	50.0
Accounts receivable, net	5,586	7,741	127.6
Prepaid expenses	1,505	1,481	24.6
Other current assets	3,835	2,714	44.7
Total current assets	53,229	74,970	1,236.0

Property and equipment, net	20,860	18,817	310.2
Intangible assets, net	5,988	5,514	90.9
Goodwill	8,581	8,436	139.1
Long-term prepaid expenses	1,488	1,385	22.8
Restricted cash, non-current	533	442	7.3
Term deposits, non-current	18,399	-	-
Investments in non-marketable equity securities	1,122	1,513	24.9
Deferred tax assets	226	662	10.9
Other non-current assets	1,392	2,369	39.1
TOTAL ASSETS	111,818	114,108	1,881.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	6,994	9,532	157.2
Taxes payable	2,800	2,963	48.8
Deferred revenue	1,875	2,127	35.1
Total current liabilities	11,669	14,622	241.1
Convertible debt	27,374	18,750	309.1
Deferred tax liabilities	1,552	1,040	17.1
Other accrued liabilities	1,126	1,104	18.2
Total liabilities	41,721	35,516	585.5

Commitments and contingencies
Redeemable noncontrolling interests	—	1,506	24.8
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 61,295,523 and 46,997,887 and Class C: 61,295,523 and 46,997,887); shares issued (Class A: 282,161,148 and 285,019,019, Class B: 47,895,605 and 45,037,734, and Class C: 12,000,000 and 560,235, respectively); shares outstanding (Class A: 271,356,566 and 277,579,206, Class B: 47,895,605 and 45,037,734, and Class C: nil)	75	284	4.7
Treasury shares at cost (Class A: 10,804,582 and 7,439,813, respectively)	(12,531)	(8,368)	(138.0)
Additional paid-in capital	17,257	16,579	273.3
Accumulated other comprehensive income	3,099	896	14.9
Retained earnings	62,197	67,695	1,116.0
Total shareholders’ equity	70,097	77,086	1,270.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	111,818	114,108	1,881.2

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2015	2016	2016
	RUB	RUB	$

Revenues	18,094	22,119	364.7
Operating costs and expenses:
Cost of revenues(1)	4,797	5,636	92.9
Product development(1)	3,606	4,303	70.9
Sales, general and administrative(1)	4,112	6,435	106.1
Depreciation and amortization	2,275	2,408	39.7
Goodwill impairment	576	-	-
Total operating costs and expenses	15,366	18,782	309.6
Income from operations	2,728	3,337	55.1
Interest income, net	489	344	5.7
Other income/(loss), net	1,137	(1,154)	(19.1)
Net income before income taxes	4,354	2,527	41.7
Provision for income taxes	1,503	1,314	21.7
Net income	2,851	1,213	20.0
Net loss attributable to noncontrolling interests	-	15	0.2
Net income attributable to Yandex N.V.	2,851	1,228	20.2
Net income per Class A and Class B share:
Basic	8.93	3.81	0.06
Diluted	8.82	3.76	0.06
Weighted average number of Class A and Class B shares outstanding
Basic	319,101,598	322,036,640	322,036,640
Diluted	323,077,175	327,013,212	327,013,212

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	43	48	0.8
Product development	629	566	9.3
Sales, general and administrative	221	251	4.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Twelve months ended December 31,
	2015*	2016	2016
	RUB	RUB	$

Revenues	59,792	75,925	1,251.7
Operating costs and expenses:
Cost of revenues(1)	16,810	19,754	325.7
Product development(1)	13,421	15,832	261.0
Sales, general and administrative(1)	11,601	17,885	294.8
Depreciation and amortization	7,791	9,607	158.4
Goodwill impairment	576	-	-
Total operating costs and expenses	50,199	63,078	1,039.9
Income from operations	9,593	12,847	211.8
Interest income, net	1,744	1,655	27.3
Other income/(loss), net	2,259	(3,395)	(56.0)
Net income before income taxes	13,596	11,107	183.1
Provision for income taxes	3,917	4,324	71.3
Net income	9,679	6,783	111.8
Net loss attributable to noncontrolling interests	-	15	0.2
Net income attributable to Yandex N.V.	9,679	6,798	112.0
Net income per Class A and Class B share:
Basic	30.39	21.19	0.35
Diluted	29.90	20.84	0.34
Weighted average number of Class A and Class B shares outstanding
Basic	318,541,887	320,788,967	320,788,967
Diluted	323,713,437	326,136,949	326,136,949

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	168	193	3.2
Product development	1,860	2,238	36.9
Sales, general and administrative	690	991	16.3

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2015	2016	2016
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	2,851	1,213	20.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,800	1,913	31.5
Amortization of intangible assets	475	495	8.2
Amortization of debt discount and issuance costs	235	201	3.3
Share-based compensation expense	893	865	14.3
Deferred income taxes	(87)	(673)	(11.1)
Foreign exchange (gains)/losses	(1,109)	1,163	19.2
Goodwill impairment	576	-	-
Gain from repurchases of convertible debt	(67)	-	-
Other	13	107	1.8
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(900)	(1,513)	(24.9)
Prepaid expenses and other assets	106	(545)	(9.0)
Accounts payable and accrued liabilities	499	1,798	29.6
Deferred revenue	215	306	5.0
Net cash provided by operating activities	5,500	5,330	87.9
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(1,659)	(2,923)	(48.2)
Proceeds from sale of property and equipment	60	19	0.3
Acquisitions of businesses, net of cash acquired	(212)	-	-
Investments in non-marketable equity securities	(35)	(130)	(2.1)
Investments in debt securities	(2,564)	(1,253)	(20.7)
Investments in term deposits	(15,150)	(33,034)	(544.6)
Maturities of term deposits	20,044	12,632	208.3
Loans granted	(38)	(277)	(4.6)
Net cash provided by/(used in) investing activities	446	(24,966)	(411.6)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	29	100	1.6
Repurchases of convertible debt	(1,187)	(3,318)	(54.7)
Payment for contingent consideration	(35)	(87)	(1.4)
Other financing activities	29	114	1.9
Net cash used in financing activities	(1,164)	(3,191)	(52.6)
Effect of exchange rate changes on cash and cash equivalents	1,417	(636)	(10.6)
Net change in cash and cash equivalents	6,199	(23,463)	(386.9)
Cash and cash equivalents at beginning of period	18,039	51,695	852.3
Cash and cash equivalents at end of period	24,238	28,232	465.4

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2015*	2016	2016
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	9,679	6,783	111.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6,197	7,655	126.2
Amortization of intangible assets	1,594	1,952	32.2
Amortization of debt discount and issuance costs	967	911	15.0
Share-based compensation expense	2,718	3,422	56.4
Deferred income taxes	(188)	(864)	(14.2)
Foreign exchange (gains)/losses	(1,903)	3,834	63.2
Gain from sale of equity securities	-	(157)	(2.6)
Goodwill impairment	576	-	-
Gain from repurchases of convertible debt	(310)	(53)	(0.9)
Other	(83)	(40)	(0.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,763)	(2,385)	(39.3)
Prepaid expenses and other assets	888	276	4.6
Accounts payable and accrued liabilities	1,160	3,817	62.9
Deferred revenue	44	298	4.9
Net cash provided by operating activities	19,576	25,449	419.6
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(13,045)	(9,625)	(158.7)
Proceeds from sale of property and equipment	95	177	2.9
Acquisitions of businesses, net of cash acquired	(398)	-	-
Investments in non-marketable equity securities	(110)	(491)	(8.1)
Investments in debt securities	(2,564)	(3,159)	(52.1)
Proceeds from maturity of debt securities	3,426	2,525	41.6
Investments in term deposits	(41,760)	(70,430)	(1,161.1)
Maturities of term deposits	42,682	68,447	1,128.4
Loans granted	(60)	(550)	(9.0)
Escrow cash deposit	58	-	-
Net cash used in investing activities	(11,676)	(13,106)	(216.1)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	168	431	7.1
Repurchases of convertible debt	(6,096)	(5,397)	(89.0)
Payment for contingent consideration	(124)	(152)	(2.5)
Other financing activities	29	97	1.6
Net cash used in financing activities	(6,023)	(5,021)	(82.8)
Effect of exchange rate changes on cash and cash equivalents	4,716	(3,328)	(54.9)
Net change in cash and cash equivalents	6,593	3,994	65.8
Cash and cash equivalents at beginning of period	17,645	24,238	399.6
Cash and cash equivalents at end of period	24,238	28,232	465.4

* Derived from audited financial statements

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Total revenues	18,094	22,119	22%	59,792	75,925	27%
Less: traffic acquisition costs (TAC)	3,720	4,274	15%	12,741	14,950	17%
Ex-TAC revenues	14,374	17,845	24%	47,051	60,975	30%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Net income	2,851	1,213	-57%	9,679	6,783	-30%
Add: depreciation and amortization	2,275	2,408	6%	7,791	9,607	23%
Add: share-based compensation expense	893	865	-3%	2,718	3,422	26%
Add: compensation expense related to contingent consideration	88	91	3%	291	245	-16%
Add: goodwill impairment	576	-	-100%	576	-	-100%
Less: interest income, net	(489)	(344)	-30%	(1,744)	(1,655)	-5%
Less: other (income)/loss, net	(1,137)	1,154	n/m	(2,259)	3,395	n/m
Add: provision for income taxes	1,503	1,314	-13%	3,917	4,324	10%
Adjusted EBITDA	6,560	6,701	2%	20,969	26,121	25%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2015	2016	Change	2015	2016	Change
Net income	2,851	1,213	-57%	9,679	6,783	-30%
Add: SBC expense	893	865	-3%	2,718	3,422	26%
Less: reduction in income tax attributable to SBC expense	(11)	-	-100%	(41)	(36)	-12%
Add: compensation expense related to contingent consideration	88	91	3%	291	245	-16%
Less: foreign exchange (gains)/losses	(1,109)	1,163	n/m	(1,903)	3,834	n/m
Add: increase/(decrease) in income tax attributable to foreign exchange gains/(losses)	216	(234)	n/m	355	(775)	n/m
Add: goodwill impairment	576	-	-100%	576	-	-100%
Less: gain from repurchases of convertible debt	(67)	-	-100%	(310)	(53)	-83%
Add: increase in income tax attributable to gain from repurchases of convertible debt	16	-	-100%	77	13	-83%
Add: amortization of debt discount	235	201	-14%	967	911	-6%
Less: reduction in income tax attributable to amortization of debt discount	(56)	(50)	-11%	(230)	(228)	-1%
Adjusted net income	3,632	3,249	-11%	12,179	14,116	16%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended December 31, 2016	1,213	5.5%	5,488	6,701	30.3%	37.6%
Twelve months ended December 31, 2016	6,783	8.9%	19,338	26,121	34.4%	42.8%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other loss, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended December 31, 2016	1,213	5.5%	2,036	3,249	14.7%	18.2%
Twelve months ended December 31, 2016	6,783	8.9%	7,333	14,116	18.6%	23.2%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses (as adjusted for the decrease in income tax attributable to the losses), gain from repurchases of convertible debt (as adjusted for the increase in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru